November 1, 2016

VIA EDGAR and EMAIL

Mr. Larry Spirgel
Assistant Director - Telecommunications
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
100 F Street
Washington, DC 20549

Re:
Comment Letter dated October 18, 2016 concerning reports on Form 10-K for the fiscal year ended December 31, 2015 filed March 14, 2016 and Form 10-Q for the quarterly period ended June 30, 2016 filed August 8, 2016, File Number 000-25969

Dear Mr. Spirgel:

On behalf of Radio One, Inc. (the “Company” or the “Registrant”), we are providing the following responses to that certain comment letter dated October 18, 2016 concerning our Form 10-K for the fiscal year ended December 31, 2015 filed March 14, 2016 and our Form 10-Q for the quarterly period ended June 30, 2016 filed August 8, 2016, File Number 000-25969 (the “Comment Letter”).  The responses set forth below are numbered to correspond to the comments in the Comment Letter, which have been reproduced for ease of reference.   We will incorporate the responses and similar revised disclosure (as updated accordingly) into future quarterly and annual filings, as appropriate.

1.  We note that station operating income includes the results of all four of your operating segments (radio broadcasting, Reach Media, internet and cable television).  We also note that you do not disclose station operating income by radio station.  In this regard, please tell us why you believe “station operating income” is the appropriate title for this non-GAAP measure.

Response:  The term “station operating income” historically originated to show readers of the financial statements the radio property operating performance excluding costs associated with our fixed assets and long-lived intangible assets, income taxes, debt financings and retirements, overhead, stock-based compensation, impairment charges and asset sales.  We note that several radio broadcast companies continue to use the metric and, therefore, the Company still considers it relevant and useful to our readers.  However, given the diversification of our business, we do believe the term “Broadcast and internet operating income” is a more appropriate term as it reflects the inclusion of our core operating segments.  On a prospective basis, beginning with the Form 10-Q for the quarterly period ended September 30, 2016, we will begin to disclose the new term for this non-GAAP measure.

2.  We note your statement that, “Acquired content is generally amortized based on the greater of usage of the program or term of license.”  Referring to your basis in accounting literature, please tell us why you believe this policy is appropriate.  Also, tell us how you considered ASC 920-350-35 when determining your policy.

Response: We apply the provisions of ASC 920-350-35 in determining the amortization for our acquired content within our cable television segment. We have determined that the appropriate amortization methodology to apply to our acquired content is the straight-line method over the license term. We typically enter into these agreements to build our programming library.  Based on the nature of the acquired content (re-runs, not original content) and of our programming grid, we typically air the acquired content relatively evenly over the license period.  Thus, we believe that straight-line amortization is in accordance with the provisions of ASC 920-350-35.

However for certain acquired content, our scheduling function may decide to front load the airings.  In such cases, we accelerate the amortization of the asset based on actual airings compared to the maximum number of airings.  We believe the acceleration of the amortization expense in conjunction with the recognition of the corresponding revenue is consistent with the matching principle of accounting.   We note that the impact of such accelerated amortization expense for the year ended December 31, 2015 was not significant (less than 1% of amortization of content assets expense for the year).

The above rationale underlies our disclosure statement:  “Acquired content is generally amortized based on the greater of usage of the program or term of license.”

In an effort to clarify our disclosure, beginning with the Form 10-Q for the quarterly period ended September 30, 2016, we will modify our disclosure as follows: “Acquired content is generally amortized on a straight-line method over the term of the license which reflects the estimated usage.  For certain content for which the pattern of usage is accelerated, amortization is based upon the actual usage.”

3.  We note you mentioned tower sales in your second quarter earnings call.  In the transcript you also refer to four or five strong offers.  Please tell us more information regarding these tower sales and how you considered assets held for sale accounting guidance.  Tell us why similar information was not disclosed in your Form 10-Q.

Response:  At the time of filing our Form 10-Q for the quarterly period ended June 30, 2016, although discussions regarding the tower assets had begun, and we had received offers, no binding commitments had been made to buy or sell the assets.  As discussed in our second quarter earnings call, while we had received offers, we were still evaluating such offers for presentation to the Board of Directors for approval.  The Board of Directors had instructed management to explore and assess the feasibility of selling the towers, but a plan of sale had not been committed to since that required Board approval.  We reviewed the accounting guidance regarding assets held for sale and did not deem it appropriate to reclassify the assets as held for sale as of the filing of our Form 10-Q for the second quarter.  ASC 360-10-45-9 lists six criteria that must all be met in order to classify the assets as held for sale.  ASC 360-10-45-9 (a) specifically states that “Management, having the authority to approve the action, commits to a plan to sell the asset.”  As of our second quarter filing, the Company’s Board of Directors had not approved a plan for the sale of the assets.  Therefore, as of the time of the second quarter conference call and filing of our Form 10-Q, management did not have the necessary authority to approve the action and, as such, the assets were appropriately classified as property and equipment in the consolidated balance sheet as of June 30, 2016.  Subsequent to our Form 10-Q filing for the second quarter, all held for sale criteria have been met as the Board of Directors has approved the plan to sell the assets.  Therefore, the Company will reclassify the tower assets (part of the radio broadcasting segment) from property and equipment to assets held for sale in the consolidated balance sheet as of September 30, 2016 in our Form 10-Q for the third quarter.  The carrying net book value of the assets held for sale is approximately $2.3 million.

***********************

In connection with the Staff’s comments, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned at 301.429.4638 or by facsimile at 301.306.9426.  Thank you in advance for your consideration.

Very truly yours,

/s/

Peter D. Thompson
Executive Vice President and Chief Financial Officer
Radio One, Inc.

cc: Inessa Kessman, Senior Staff Accountant
     William Mastrianna, Staff Attorney